Exhibit 99.1

Phaos Technology Holdings (Cayman) Limited Announces Closing of the Sale of the Option Shares

SINGAPORE, November 24, 2025 – Phaos Technology Holdings (Cayman) Limited, (NYSE American: POAS), (“Phaos” or “the Company”), an advanced microscopy solutions headquartered in Singapore, today announced the closing of the offering (the “Offering”) of 405,500 class A ordinary shares, par value US$0.0001 per share pursuant to Network 1 Financial Securities, Inc.’s (“Network 1”), exercise of their over-allotment option in full. The Company has received additional gross proceeds amounting to US$1.62 million before deducting underwriting discounts and other Offering expenses.

Network 1, a full-service broker/dealer, acted as the sole book-running manager for the Offering. Ortoli Rosenstadt LLP acted as U.S. securities counsel to the Company, and Loeb & Loeb LLP acted as U.S. counsel for Network 1, in connection with the Offering.

The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-284137), as amended, previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and subsequently became effective on November 11, 2025. The Offering is being made only by means of a prospectus, forming part of the registration statement. A final prospectus relating to the Offering was filed with the SEC on November 13, 2025, and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus related to the Offering may be obtained, when available, from Network 1 at 2 Bridge Avenue, Suite 241 Red Bank, NJ 07701, or by telephone at +1 (732) 758-9001. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Phaos Technology Holdings (Cayman) Limited

Phaos Technology Holdings (Cayman) Limited is an advanced microscopy technology company. Our commitment to innovation and excellence drives us to deliver state-of-the-art microscopy products and software solutions, powered by artificial intelligence, for diverse sectors including manufacturing, biomedical, and research. Experience the difference with Phaos Technology – where innovation meets sophistication, shaping the future of optical technology. For more information, please visit www.phaostech.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

Company Contact:

Phaos Technology Holdings (Cayman) Limited

(65) 6250 3877

ir@phaostech.com

Underwriter Inquiries:

Network 1 Financial Securities, Inc.

Adam Pasholk

2 Bridge Avenue, Suite 241

Red Bank, NJ 07701

+1 (732) 758-9001

Email: info@netw1.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com